June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambrx Biopharma Inc.

Registration Statement on Form F-1

Registration No. 333-256639

Acceleration Request

Requested Date: June 17, 2021

Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC, as representatives of the several underwriters, hereby join Ambrx Biopharma Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-256639) (the “Registration Statement”) to become effective on June 17, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name:	Dan Cocks
Title:	Managing Director, ECM

BofA Securities, Inc.

By:	/s/ Ryan Fisk
Name:	Ryan Fisk
Title:	Managing Director

Cowen and Company, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

cc:	Feng Tian, Ambrx Biopharma Inc.

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Wendy Pan, Goodwin Procter LLP

Sean Clayton, Cooley LLP

Charles Kim, Cooley LLP

Patrick Loofbourrow, Cooley LLP

Will Cai, Cooley LLP

[Signature Page to Acceleration Request]